Exhibit 99.156

DeFi Technologies Subsidiary Valour launches Asset-backed

Ethereum Physical Staking ETP for Professional Investors on

the London Stock Exchange

●	Valour’s First Listed Product on LSE: Valour Digital Securities Limited marks a significant milestone with the launch of its first asset-backed Ethereum Physical Staking exchange traded product (ETP) also known as exchange traded note (ETN) on the London Stock Exchange, offering professional investors direct access to Ethereum and staking rewards.

●	Secure, Non-Leveraged Exposure to Ethereum with Staking Yield Potential: The ETP provides physically-backed, non-leveraged exposure to Ethereum, with the underlying assets held in cold storage by regulated custodians, ensuring a secure investment for institutional investors.

●	Pioneering the Integration of Traditional Finance and DeFi: This launch highlights Valour’s role in bridging the gap between traditional finance and digital assets, allowing professional investors to participate in the growing DeFi space through regulated financial products.

Toronto - September 30, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is thrilled to announce the introduction by its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”), of its groundbreaking asset-backed Ethereum exchange traded products also known as exchange traded notes (“ETNs”) on the London Stock Exchange (the “LSE”).

The Valour Ethereum Physical Staking ETP (Ticker: 1VET, ISIN: GB00BRBMZ190) is a fully backed, non-leveraged, passive investment product providing direct exposure to Ethereum (“ETH”) as the underlying crypto asset. The ETP is secured by the respective cryptocurrency held in cold storage by regulated crypto custodians.

“We are thrilled to introduce our innovative, physically-backed Ethereum Staking ETP on the London Stock Exchange, marking a significant milestone for Valour and the UK market. This product provides professional investors with secure and regulated access to Ethereum and offers the unique benefit of staking rewards, maximizing potential returns. Our Ethereum Staking ETP showcases Valour’s commitment to pioneering cutting-edge financial products that bridge traditional finance with the world of digital assets, enabling institutional and professional investors in the United Kingdom to gain exposure through their traditional investment accounts”, said Olivier Roussy Newton, CEO of DeFi Technologies.

Elaine Buehler, Head of Product at Valour, further notes: “This product represents a crucial step forward in connecting traditional finance with digital assets. By offering the benefits of staking through an exchange-traded product, we’re simplifying access to Ethereum for institutional investors, allowing them to participate in the growing decentralized finance space without the technical hurdles.”

The Valour prospectus has received approval from the Financial Conduct Authority (“FCA”) and the London Stock Exchange (“LSE”). Early this year, the FCA announced it would not oppose applications from financial institutions wishing to list ETPs aimed at professional investors. The LSE said it will begin accepting applications for Bitcoin (“BTC”) and ETH products in the second quarter of 2024. However, the FCA has stipulated that these London-based ETPs be restricted to professional investors only.

The launch follows the LSE’s guidance allowing admission of certain crypto ETPs that meet specific criteria, including being physically backed, having reliable pricing sources, and being custodians regulated in approved jurisdictions.

Valour Ethereum Physical Staking Features:

●	Listed on the LSE, offering the unique advantage of staking rewards.

●	Physically-backed, non-leveraged exposure to ETH.

●	The underlying crypto assets are held in cold storage by regulated custodians.

●	Trading is restricted to professional and institutional investors only.

●	Competitive management fees.

With a fixed yield, no defined expiry, and a 1.49% management fee, investors can earn passive returns while avoiding the technical complexities of staking. Through investing in the Valour Ethereum Physical Staking ETP, investors also actively contribute to the evolving DeFi landscape. Enhanced security features, such as slashing insurance and full collateralization, provide investors with additional transparency and protection.

Crypto staking is a fundamental component of blockchain dynamics, allowing participants to engage in the governance and consensus of Proof of Stake (PoS) blockchains while earning rewards for their contributions. Unlike Proof-of-Work systems, PoS networks rely on validators who pledge assets to validate and create new blocks.

Partnering with institutional entities like Copper Markets (Switzerland) AG for custody and industry stalwart Blockdaemon for staking services, Valour offers a consistently collateralized, non-custodial staking environment.

This approval in the UK comes after the U.S. greenlit spot Bitcoin exchange-traded funds, a development that builds on several years of similar products being traded across various European countries. The products are available for trading on the LSE’s dedicated “Professional Investors Only” segments effective today. While retail investor access remains restricted, the listing represents a significant development for institutional crypto adoption in the UK.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the listing of the Valolur Ethereum Physical Staking ETP on the LSE; the regulatory environment with respect to the growth and adoption of decentralized finance and digital assets; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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